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Exhibit 99.6

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN RESPECT OF CLASS AAA PREFERENCE SHARES, SERIES G, SERIES H, SERIES J AND SERIES K OF BROOKFIELD OFFICE PROPERTIES INC.

LETTER OF TRANSMITTAL
AND ELECTION FORM

For Series G, Series H, Series J and Series K Preference Shares
of
Brookfield Office Properties Inc.
In Connection with the Proposed Plan of Arrangement Involving

BROOKFIELD OFFICE PROPERTIES INC.

and

BROOKFIELD PROPERTY PARTNERS L.P.,

together with Brookfield Property Split Corp. and
Brookfield Office Properties Exchange LP

USE THIS LETTER OF TRANSMITTAL IF YOU WISH TO DEPOSIT CERTIFICATE(S) REPRESENTING BPO CONVERTIBLE PREFERRED SHARES IN CONNECTION WITH THE ARRANGEMENT

BPO CONVERTIBLE PREFERRED SHAREHOLDERS WHO DEPOSIT BPO CONVERTIBLE PREFERRED SHARES IN CONNECTION WITH THE ARRANGEMENT THROUGH A BOOK-ENTRY TRANSFER WITH CDS WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

         This letter of transmittal (the "Letter of Transmittal") (or a manually executed facsimile hereof), properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, is to be used to deposit Class AAA preference shares, Series G, Series H, Series J and Series K preference shares (collectively, the "BPO Convertible Preferred Shares") of Brookfield Office Properties Inc. ("BPO") in connection with the proposed plan of arrangement (the "Arrangement") involving BPO and Brookfield Property Partners L.P. ("Brookfield Property Partners" or "BPY"), together with its indirect subsidiaries, Brookfield Property Split Corp. ("BOP Split") and Brookfield Office Properties Exchange LP ("Exchange LP", and, collectively with BPY and BOP Split, the "Purchasers"), that is being submitted for approval at the annual and special meeting of BPO shareholders, including holders of BPO Convertible Preferred Shares ("BPO Convertible Preferred Shareholders"), to be held on June 3, 2014, or any adjournment(s) or postponement(s) thereof (the "Meeting"). BPO Convertible Preferred Shareholders are referred to the notice of annual and special meeting of BPO shareholders and the management proxy circular dated May 5, 2014 (collectively, the "Circular") accompanying this Letter of Transmittal.

         BPO Convertible Preferred Shareholders electing the BPO Convertible Preferred Share Retention Alternative (as defined in Box 3 below) in respect of all of their BPO Convertible Preferred Shares do not need to submit any certificate(s) representing BPO Convertible Preferred Shares to CST Trust Company (the "Depositary") in connection with the completion of this Letter of Transmittal. Such BPO Convertible Preferred Shareholders will retain their BPO Convertible Preferred

Shares upon completion of the Arrangement, subject to the modifications to be made to the terms of the BPO Convertible Preferred Shares set out in the Circular.

         This Letter of Transmittal or a manually executed facsimile hereof, properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, must be received by the Depositary at the office specified on the back page of this Letter of Transmittal, no later than 5:00 p.m. (Eastern daylight time) on May 30, 2014 (the "Election Deadline").

         Any BPO Convertible Preferred Shareholder who: (i) does not properly complete this Letter of Transmittal or (ii) whose completed Letter of Transmittal and all other required documents are not received by the Depositary prior to the Election Deadline, will be deemed to have elected the BOP Split Alternative (as defined in Box 3 below) in respect of all of their BPO Convertible Preferred Shares.

         BPO Convertible Preferred Shareholders can also deposit BPO Convertible Preferred Shares in connection with the Arrangement by following the procedures for book-entry transfer established by CDS Clearing and Depository Services Inc. or its nominee (which is, at the date hereof, CDS & Co.) ("CDS"), provided that a book-entry confirmation through the CDS online tendering system pursuant to which book-entry transfers may be effected is received by the Depositary at the office specified on the back page of this Letter of Transmittal prior to the Election Deadline. A BPO Convertible Preferred Shareholder depositing BPO Convertible Preferred Shares in connection with the Arrangement by following the procedures for book-entry transfer established by CDS does not need to use this Letter of Transmittal.

         BPO Convertible Preferred Shareholders who deposit BPO Convertible Preferred Shares in connection with the Arrangement through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where BPO Convertible Preferred Shares are deposited by book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the "undersigned" are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

         The terms described in the Circular are incorporated by reference into this Letter of Transmittal. The Circular contains important information and BPO Convertible Preferred Shareholders are urged to read the Circular in its entirety. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the respective meanings ascribed thereto in the Circular.

         The Depositary (the address and telephone number of which are located on the back page of this Letter of Transmittal) or your broker or other financial advisor can assist you in completing this Letter of Transmittal. BPO Convertible Preferred Shareholders whose BPO Convertible Preferred Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance if they wish to deposit BPO Convertible Preferred Shares in connection with the Arrangement in order to take the necessary steps to be able to deposit their BPO Convertible Preferred Shares in connection with the Arrangement.

         YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	BROOKFIELD PROPERTY SPLIT CORP. AND BROOKFIELD OFFICE PROPERTIES INC.
AND TO:	CST TRUST COMPANY, as Depositary

BOX 1

DESCRIPTION OF BPO CONVERTIBLE PREFERRED SHARES TO BE RETAINED (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number and Series of BPO Convertible Preferred Shares Represented by Certificate(s)	Number and Series of BPO Convertible Preferred Shares to be Retained*

TOTAL:

* If you desire to retain fewer than all BPO Convertible Preferred Shares evidenced by any certificate(s) listed above, please indicate in this column the number of BPO Convertible Preferred Shares you wish to retain. Unless otherwise indicated, the total number of BPO Convertible Preferred Shares evidenced by all certificates indicated in this Box 1 will be deemed to be retained. See Instruction 6 of this Letter of Transmittal, "Partial Retention or Deposits".

BPO Convertible Preferred Shareholders do not need to submit any certificate(s) representing BPO Convertible Preferred Shares listed above in this Box 1 to the Depositary in connection with the completion of this Letter of Transmittal unless they choose to retain fewer than all BPO Convertible Preferred Shares evidenced by any certificate(s) listed. BPO Convertible Preferred Shareholders will retain the BPO Convertible Preferred Shares indicated to be retained above in this Box 1 upon completion of the Arrangement, subject to the modifications to be made to the terms of the BPO Convertible Preferred Shares set out in the Circular.

BOX 2
DESCRIPTION OF BPO CONVERTIBLE PREFERRED SHARES TO BE DEPOSITED
IN EXCHANGE FOR THE BOP SPLIT ALTERNATIVE
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number and Series of BPO Convertible Preferred Shares Represented by Certificate(s)	Number and Series of BPO Convertible Preferred Shares Deposited*

TOTAL:

* If you desire to deposit fewer than all BPO Convertible Preferred Shares evidenced by any certificate(s) listed above, please indicate in this column the number of BPO Convertible Preferred Shares you wish to deposit. Unless otherwise indicated, the total number of BPO Convertible Preferred Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6 of this Letter of Transmittal, "Partial Retention or Deposits".

Upon the terms described in the Circular and this Letter of Transmittal, the undersigned hereby irrevocably deposits the Deposited BPO Convertible Preferred Shares listed above in this Box 2 in connection with the Arrangement and, effective immediately following the time when BOP Split purchases BPO Convertible Preferred Shares in connection with the Arrangement (the "Effective Time"), irrevocably sells, assigns and transfers to BOP Split all of the right, title and interest of the undersigned in and to the Deposited BPO Convertible Preferred Shares listed above in this Box 2. The term "Deposited BPO Convertible Preferred Shares" refers to the BPO Convertible Preferred Shares identified above in this Box 2 as being deposited in exchange for BOP Split Senior Preferred Shares (as defined in Box 3 below) in connection with the Arrangement and all other rights and benefits arising from such BPO Convertible Preferred Shares including, without limitation, any and all Distributions, and the term "Distributions" refers to any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such BPO Convertible Preferred Shares or any of them on and after the date of the Arrangement (other than BPO's regular quarterly dividend for its second quarter of 2014), including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests.

BOX 3 ELECTION TO RECEIVE BOP SPLIT SENIOR PREFERRED SHARES OR RETAIN BPO CONVERTIBLE PREFERRED SHARES

In connection with the Arrangement, BPO Convertible Preferred Shareholders may elect in respect of each BPO Convertible Preferred Share that they own: (i) to receive one preferred share of Brookfield Property Split Corp., the corporation resulting from the BOP Split Amalgamation, of the appropriate series (as outlined below) (the "BOP Split Alternative") or (ii) to retain the BPO Convertible Preferred Share, subject to the modifications to be made to the terms of the BPO Convertible Preferred Shares set out in the Circular (the "BPO Convertible Preferred Share Retention Alternative").

BPO Convertible Preferred Shareholders electing the BOP Split Alternative will receive: (i) one BOP Split Class A preferred share, Series 1 for each deposited BPO Convertible Preferred Share, Series G, (ii) one BOP Split Class A preferred share, Series 2 for each deposited BPO Convertible Preferred Share, Series H, (iii) one BOP Split Class A preferred share, Series 3 for each deposited BPO Convertible Preferred Share, Series J and (iv) one BOP Split Class A preferred share, Series 4 for each deposited BPO Convertible Preferred Share, Series K, in each case subject to pro ration as set out in the Circular (the BOP Split Class A preferred shares, Series 1, Series 2, Series 3 and Series 4 are collectively referred to as the "BOP Split Senior Preferred Shares").

BPO Convertible Preferred Shareholders electing the BPO Convertible Preferred Share Retention Alternative for their BPO Convertible Preferred Shares must check the box below. BPO Convertible Preferred Shareholders electing the BPO Convertible Preferred Share Retention Alternative in respect of all of their BPO Convertible Preferred Shares do not need to submit any certificate(s) representing BPO Convertible Preferred Shares to the Depositary in connection with the completion of this Letter of Transmittal. Such BPO Convertible Preferred Shareholders will retain their BPO Convertible Preferred Shares upon completion of the Arrangement, subject to the modifications to be made to the terms of the BPO Convertible Preferred Shares set out in the Circular.
☐ I Elect the BOP Split Alternative For My Deposited BPO Convertible Preferred Shares Listed in Box 2 Above (Subject to Pro Ration)

BPO Convertible Preferred Shareholders who check this box will receive one BOP Split Preferred Share of the appropriate series (as outlined above) for each of their Deposited BPO Convertible Preferred Shares listed in Box 2 above, subject to pro ration as set out in the Circular.
☐ I Elect the BPO Convertible Preferred Share Retention Alternative For My BPO Convertible Preferred Shares Listed in Box 1 Above

BPO Convertible Preferred Shareholders who check this box will retain their BPO Convertible Preferred Shares listed in Box 1 above, subject to the modifications to be made to the terms of the BPO Convertible Preferred Shares set out in the Circular.

Any BPO Convertible Preferred Shareholder who: (i) does not properly complete this Letter of Transmittal or (ii) whose completed Letter of Transmittal and all other required documents are not received by the Depositary prior to the Election Deadline, will be deemed to have elected the BOP Split Alternative in respect of all of their BPO Convertible Preferred Shares.

A maximum of 1,000,000 BOP Split Senior Preferred Shares in each of Series 1, Series 2, Series 3 and Series 4 are available for issuance in connection with the Arrangement. If more than the maximum number of BOP Split Preferred shares of any series are elected to be received as consideration by BPO Convertible Preferred Shareholders depositing their BPO Convertible Preferred Shares in connection with the Arrangement, pro ration will occur. BPO Convertible Preferred Shareholders electing to receive BOP Split Senior Preferred Shares in respect of which pro ration occurs will be left with a combination of BOP Split Senior Preferred Shares and BPO Convertible Preferred Shares following the completion of the Arrangement, as set out in the Circular.

The exchange of BPO Convertible Preferred Shares for BOP Split Senior Preferred Shares is subject to the appropriate series of BOP Split Senior Preferred Shares (as outlined above) satisfying the minimum listing requirements of the Toronto Stock Exchange (the "TSX"). If any series of BOP Split Senior Preferred Shares does not satisfy the minimum listing requirements of the TSX upon completion of the Arrangement, the series of BPO Convertible Preferred Shares exchangeable for such series of BOP Split Senior Preferred Shares will not be exchanged in connection with the Arrangement and all BPO Convertible Preferred Shareholder depositing such series of BPO Convertible Preferred Shares will retain such BPO Convertible Preferred Shares, subject to the modifications to be made to the terms of the BPO Convertible Preferred Shares set out in the Circular.

No fractional BOP Split Senior Preferred Shares will be issued in connection with the Arrangement. Where a BPO Convertible Preferred Shareholder is to receive BOP Split Senior Preferred Shares as consideration in connection with the Arrangement and the aggregate number of BOP Split Senior Preferred Shares to be issued to such BPO Convertible Preferred Shareholder would result in a fraction of a BOP Split Senior Preferred Share being issuable due to pro ration, the number of BOP Split Senior Preferred Shares to be received by such BPO Convertible Preferred Shareholder will be rounded down to the nearest whole BOP Split Senior Preferred Share and the number of BPO Convertible Preferred Shares to be retained by such BPO Convertible Preferred Shareholder will be equal to their original number of BPO Convertible Preferred Shares minus the whole number of BOP Split Senior Preferred Shares received.

 GENERAL TERMS

        By completing and signing this Letter of Transmittal:

  1.
  The undersigned understands that, upon the later of: (i) receipt by the Depositary of this Letter of Transmittal, the certificate(s) representing the Deposited BPO Convertible Preferred Shares and all other required documentation, and (ii) completion of the Arrangement, the Depositary will, as soon as practicable, cancel the certificates(s) described above and send to the undersigned the consideration which it is entitled to receive in respect of the Deposited BPO Convertible Preferred Shares, or hold the consideration for pick-up, if requested in Block C below.

  2.
  The undersigned hereby represents and warrants in favour of BOP Split, as of the date hereof and as of the Effective Time, that: (i) it is the owner of the Deposited BPO Convertible Preferred Shares, (ii) it has good title to the Deposited BPO Convertible Preferred Shares free and clear of all mortgages, liens, charges, encumbrances, restrictions, security interests and adverse claims, (iii) it has full power and authority to execute and deliver this Letter of Transmittal, (iv) the Deposited BPO Convertible Preferred Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited BPO Convertible Preferred Shares to any other person, other than pursuant to the Arrangement, (v) the surrender of the Deposited BPO Convertible Preferred Shares complies with applicable Laws, and (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate. These representations and warranties will survive the completion of the Arrangement.

  3.
  The undersigned acknowledges that at the Effective Time, all its rights, title and interest in the Deposited BPO Convertible Preferred Shares will be directly or indirectly assigned and transferred to BOP Split in exchange for the consideration elected herein.

  4.
  The undersigned irrevocably appoints the Depositary as its agent to effect the exchange and delivery pursuant to the instructions hereto and the Arrangement. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the undersigned's successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected by, and shall survive, the undersigned's death or incapacity.

  5.
  Unless otherwise indicated in Block B or Block C below, the undersigned requests that the Depositary issue the certificate(s) in the name(s) set out in Box 1 or Box 2 above, as applicable, and mail the certificate(s) by first class mail to the address specified in Block A below. If no address is specified in Block A or Block B below or if a request is not made to hold the certificate(s) for pick up in Block C below, the undersigned acknowledges that the Depositary will forward the certificate(s) to the address of the undersigned as shown on the share register maintained by BPO.

  6.
  The undersigned acknowledges that in the event that the Arrangement is not completed for any reason, the certificate(s) that accompany this Letter of Transmittal will be returned, at the expense of BOP Split or BPO, as applicable, to the undersigned as soon as practicable after the Election Deadline by either: (i) sending certificates representing such BPO Convertible Preferred Shares by first class mail to the address of the depositing BPO Convertible Preferred Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by BPO, or (ii) in the case of BPO Convertible Preferred Shares deposited by book-entry transfer of such BPO Convertible Preferred Shares, crediting such BPO Convertible Preferred Shares to the depositing BPO Convertible Preferred Shareholder's account maintained with CDS.

  7.
  The undersigned acknowledges that under no circumstances will interest accrue or any amount be paid by BOP Split or the Depositary to any person on the purchase price of any Deposited BPO Convertible Preferred Shares purchased by BOP Split, regardless of any delay in making such payment.

  8.
  The undersigned acknowledges and agrees that the method of delivery of the certificate(s) representing the Deposited BPO Convertible Preferred Shares and all other required documents is at the election and risk of the undersigned.

  9.
  The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any BPO Convertible Preferred Shares deposited in connection with the Arrangement and the propriety of the completion and execution of this Letter of Transmittal will be determined by BOP Split and BPO in their sole discretion and that such determinations will be final and binding and acknowledges that: (i) BOP Split and BPO reserve the absolute right to reject any and all deposits of BPO Convertible Preferred Shares that BOP Split and BPO determine not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction, (ii) BOP Split and BPO reserve the absolute right to waive any defects or irregularities in the deposit of any BPO Convertible Preferred Shares, (iii) there shall be no duty or obligation of BOP Split, BPO or the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice, (iv) the Purchasers' interpretation of the terms described in the Circular, and BOP Split's and BPO's interpretations of the terms described in this Letter of Transmittal shall be final and binding, and (v) BOP Split reserves the right to accept the deposit of BPO Convertible Preferred Shares in connection with the Arrangement in a manner other than as set forth in the Circular.

  10.
  By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par la présent lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

 BPO CONVERTIBLE PREFERRED SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION INSTRUCTIONS (See Instructions 2 and 3) ISSUE BOP SPLIT SENIOR PREFERRED SHARES AND BPO CONVERTIBLE PREFERRED SHARES (IF APPLICABLE) IN THE NAME OF: (please print or type)

(Name)

(Street Address and Number)

(City and Province/State)

(Country and Postal/Zip Code)

(Telephone — Business Hours)

(Tax Identification or Social Insurance or Social Security Number)

(E-mail Address)

BLOCK B DELIVERY INSTRUCTIONS (See Instructions 2 and 3) SEND BOP SPLIT SENIOR PREFERRED SHARES AND BPO CONVERTIBLE PREFERRED SHARES (IF APPLICABLE) TO: (please print or type)
☐ Same as address in Block A or to:

(Name)

(Street Address and Number)

(City and Province/State)

(Country and Postal/Zip Code)

(Telephone — Business Hours)

(Tax Identification or Social Insurance or Social Security Number)

(E-mail Address)

BLOCK C SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD BOP SPLIT SENIOR PREFERRED SHARES AND BPO CONVERTIBLE PREFERRED SHARES (IF APPLICABLE) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK D BPO CONVERTIBLE PREFERRED SHAREHOLDER SIGNATURE AND SIGNATURE GUARANTEE
By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered BPO Convertible Preferred Shareholder(s) exactly as its name(s) appear(s) on the certificates representing the Deposited BPO Convertible Preferred Shares, or on a security position listing or by person(s) authorized to become registrant holder(s) by certificates and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of BPO Convertible Preferred Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of BPO Convertible Preferred Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of BPO Convertible Preferred Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of BPO Convertible Preferred Shareholder or Authorized Representative

 INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Deposited BPO Convertible Preferred Shares and all other documents required by the terms of the Circular and this Letter of Transmittal must be physically received by the Depositary at its offices specified on the back page of this Letter of Transmittal at or prior to 5:00 p.m. (Eastern daylight time) on May 30, 2014, the Election Deadline. Any BPO Convertible Preferred Shareholder who: (i) does not properly complete this Letter of Transmittal or (ii) whose completed Letter of Transmittal and all other required documents are not received by the Depositary prior to the Election Deadline, will be deemed to have elected the BOP Split Alternative in respect of all of their BPO Convertible Preferred Shares.

  (b)
  The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Deposited BPO Convertible Preferred Shares, and all other required documents is at the option and risk of the BPO Convertible Preferred Shareholder depositing these documents and delivery will be deemed effective only when such documents are actually received by the Depositary at its offices specified on the back page hereof. BOP Split and BPO recommend that the necessary documentation be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Election Deadline to permit delivery to the Depositary at or prior to the Election Deadline. Delivery will only be effective upon physical receipt by the Depositary at its offices specified on the back page hereof.

        Persons whose BPO Convertible Preferred Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to deposit their BPO Convertible Preferred Shares in connection with the Arrangement in order to take the necessary steps to be able to deposit such BPO Convertible Preferred Shares in connection with the Arrangement. Intermediaries likely have established cut-off times that are up to 48 hours prior to the Election Deadline. BPO Convertible Preferred Shareholders must instruct their brokers or other intermediaries promptly if they wish to deposit their BPO Convertible Preferred Shares.

2.     Signatures

        This Letter of Transmittal must be completed and executed by the BPO Convertible Preferred Shareholder depositing BPO Convertible Preferred Shares in connection with the Arrangement described above or by such BPO Convertible Preferred Shareholder's duly authorized representative (in accordance with Instruction 4).

  (a)
  If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s) representing the Deposited BPO Convertible Preferred Shares, such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or, if applicable, as written on the face of such certificate(s) representing the Deposited BPO Convertible Preferred Shares, in either case, without any change whatsoever, and any such certificate(s) need not be endorsed. If any Deposited BPO Convertible Preferred Shares are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Deposited BPO Convertible Preferred Shares, or if any BOP Split Senior Preferred Shares are to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing BPO Convertible Preferred Shares being retained or the deposit of which is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of BPO:

  (i)
  the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

    (ii)
    the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the face of the certificate(s); and

    (iii)
    such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), acceptable to the Depositary. Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks or trust companies in Canada or the United States.

3.     Guarantee of Signatures

        If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Deposited BPO Convertible Preferred Shares, or in the circumstances set out in Instruction 2(b), such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person acting as an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person's authority to act. BOP Split, BPO or the Depositary, at their sole discretion, may require additional evidence of authority or additional documentation.

5.     Delivery Instructions

        If any certificate(s) representing BOP Split Senior Preferred Shares is (are) to be sent to or, in respect of partial deposits or the retention of BPO Convertible Preferred Shares, any certificate(s) representing BPO Convertible Preferred Shares is (are) to be returned to, someone at an address other than the address of the BPO Convertible Preferred Shareholder as it appears in Block A on this Letter of Transmittal, entitled "Registration Instructions", then Block B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Block B is not completed, any certificate(s) representing BOP Split Senior Preferred Shares or BPO Convertible Preferred Shares will be mailed to the depositing BPO Convertible Preferred Shareholder at the address of such BPO Convertible Preferred Shareholder as it appears in Block A or, if no address is provided in Block A, then they will be mailed to the address of such BPO Convertible Preferred Shareholder as it appears on the securities register maintained by or on behalf of BPO. Any certificate(s) representing BOP Split Senior Preferred Shares or BPO Convertible Preferred Shares mailed in accordance with the terms of the Circular and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.     Partial Retention or Deposits

        If less than the total number of BPO Convertible Preferred Shares evidenced by any certificate(s) submitted are to be retained or deposited, fill in the number of BPO Convertible Preferred Shares to be retained or deposited in the appropriate space in Box 1 or Box 2 above, as applicable. In such case, new certificate(s) for the number of BPO Convertible Preferred Shares retained or not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Election Deadline, as applicable. Note that this Instruction is not applicable to BPO Convertible Preferred Shareholders who deposit their BPO Convertible Preferred Shares by book-entry transfer.

7.     Miscellaneous

  (a)
  If the space in Box 1 or Box 2 of this Letter of Transmittal is insufficient to list all certificates for BPO Convertible Preferred Shares to be retained or Deposited BPO Convertible Preferred Shares, as applicable, additional certificate numbers and number of BPO Convertible Preferred Shares to be retained or Deposited BPO Convertible Preferred Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited BPO Convertible Preferred Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be accepted and no fractional BPO Convertible Preferred Shares will be purchased. All depositing BPO Convertible Preferred Shareholders, by execution of this Letter of Transmittal (or manually signed facsimile hereof), waive any right to receive any notice of the acceptance of Deposited BPO Convertible Preferred Shares for purchase, except as required by applicable Laws.

  (d)
  The Arrangement and all contracts in connection thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement in connection with the Arrangement unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

  (e)
  BOP Split will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of BPO Convertible Preferred Shares in connection with the Arrangement, other than to the Depositary, except as otherwise set out in the accompanying Circular.

  (f)
  Before completing this Letter of Transmittal, you are urged to read the accompanying Circular.

  (g)
  All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any BPO Convertible Preferred Shares deposited in connection with the Arrangement will be determined by BOP Split in its sole discretion. Depositing BPO Convertible Preferred Shareholders agree that such determination will be final and binding. BOP Split reserves the absolute right to reject any and all deposits that they determine not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. BOP Split reserves the absolute right to waive any defects or irregularities in the deposit of any BPO Convertible Preferred Shares. There shall be no duty or obligation of BOP Split, BPO, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Purchasers' interpretation of the terms described in the Circular, and BOP Split's and BPO's interpretations of the terms described in this Letter of Transmittal shall be final and binding. BOP Split reserves the right to accept the deposit of BPO Convertible Preferred Shares in connection with the Arrangement in a manner other than as set forth in the Circular.

  (h)
  Additional copies of the Circular and this Letter of Transmittal may be obtained without charge on request from the Depositary at its address specified on the back page of this Letter of Transmittal.

8.     Lost Certificates

        If a certificate representing BPO Convertible Preferred Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to BPO's registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing BPO Convertible Preferred Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Election Deadline in order to obtain a replacement certificate in sufficient time to permit the BPO Convertible Preferred Shares represented by the replacement certificate to be deposited in connection with the Arrangement prior to the Election Deadline.

9.     Privacy Notice

        The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary receives non-public personal information about you from transactions performed by the Depositary for you, forms you send to the Depositary, other communications the Depositary has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients' needs and for other lawful purposes relating to its services. Some of your information may be transferred to servicers in the U.S. for data processing and/or storage. The Depositary will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

10.   Assistance

        Questions or requests for assistance concerning the Arrangement, completing this Letter of Transmittal and depositing the BPO Convertible Preferred Shares with the Depositary may be directed to the Depositary. The Depositary's contact details are provided on the back page of this Letter of Transmittal. BPO Convertible Preferred Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Arrangement.

The Depositary for the Arrangement is:
CST Trust Company

By Registered Mail, by Hand or by Courier
Attention: Corporate Actions
320 Bay Street, Basement Level (B1)
Toronto, ON M5H 4A6

By Mail
Attention: Corporate Actions
P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825
E-mail: inquiries@canstockta.com
 Outside North America, Banks and Brokers Call Collect: 416-682-3860

Any questions or requests for assistance or additional copies of this Letter of Transmittal and related Arrangement documents may be directed by BPO Convertible Preferred Shareholders to the Depositary at its telephone number and location set out above. BPO Convertible Preferred Shareholders whose BPO Convertible Preferred Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their BPO Convertible Preferred Shares in connection with the Arrangement.

QuickLinks

  Exhibit 99.6
GENERAL TERMS
BPO CONVERTIBLE PREFERRED SHAREHOLDER INFORMATION AND INSTRUCTIONS
INSTRUCTIONS